

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2012

Via E-mail
Kathleen A. Winters
Vice President and Controller
Honeywell International Inc.
101 Columbia Road
Morris Township, NJ 07962

>   **Re: Honeywell International Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 17, 2012**
>   **Response dated June 12, 2012**
>   **File No. 001-08974**

Dear Ms. Winters:

We have reviewed your response letter dated June 12, 2012 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Cybersecurity incidents could disrupt business operations, page 12

1. In response to our prior comment 1, you state that the types of cybersecurity threats and incidents that you have experienced fall within the range of threats identified in your cybersecurity risk factor on page 12 of your Form 10-K. Beginning with your next Form 10-Q, please expand your risk factor to simply state this fact.

Management's Discussion and Analysis, page 23

Critical Accounting Policies, page 47

Sales Recognition on Long-Term Contracts, page 52

2. We note your response to our prior comment 2 relating to the impacts of changes in estimates on your results. Should aggregate net adjustments become material to segment profit or

Kathleen A. Winters
Honeywell International Inc.
July 5, 2012
Page 2

consolidated operating income in the future, please separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. We believe disclosure on this basis complies with the requirements of ASC 250-10-50-4, ASC 605-35-25-86, and ASC 605-35-50-9 and believe such disclosure will give investors more insight to the estimation process associated with your contracts, as discussed in "Critical Accounting Policies," and the impacts on your results.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or Lauren Nguyen at (202) 551-3642 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief